Pinnacle Systems, Inc.

280 North Bernardo Avenue

Mountain View, California 94043

December 30, 2004

Via Facsimile and Overnight Delivery

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-1004

Re:	Pinnacle Systems, Inc.
Form 10-K for the fiscal year ended June 30, 2004
File No. 0-24784

Ladies and Gentlemen:

Pursuant to the request included in your letter, dated November 4, 2004 relating to the above-referenced filing, as the same may be amended from time to time (the “Filing”), Pinnacle Systems, Inc. (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments in the Filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your review of the Filing. Please do not hesitate to contact me should you need anything further.

Sincerely,

PINNACLE SYSTEMS, INC.

By:	/S/ SUZY SEANDEL
Suzy Seandel
Vice President, Finance and Accounting, and Interim Chief Financial Officer